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                                                      FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                   COMMISSION FILE NO. 000-27913

[FREEMARKETS LOGO]

FOR IMMEDIATE RELEASE

CONTACT: Karen Kovatch
         FreeMarkets, Inc.
         (412) 297-8767
         kkovatch@freemarkets.com

            FREEMARKETS ELECTS RAYMOND J. LANE TO BOARD OF DIRECTORS Software industry veteran brings extensive experience to Board

PITTSBURGH, PA - FEBRUARY 8, 2001 -FreeMarkets, Inc. (NASDAQ: FMKT), the leading B2B Global Marketplace and eSourcing solutions provider, today announced the election of Raymond J. Lane to its Board of Directors. Mr. Lane is a general partner of Kleiner Perkins Caufield & Byers, America's premier venture capital firm, and the former President and Chief Operating Officer of Oracle Corporation. The election of Mr. Lane adds one of the most respected software executives in the world to the FreeMarkets board.

"I am very pleased to be joining the FreeMarkets board at such an exciting time, and look forward to working with Glen Meakem and the outstanding FreeMarkets' leadership team," said Raymond J. Lane. "The recently announced acquisition of Adexa is a compelling strategic move by FreeMarkets and underscores the company's commitment to enhance the competitiveness of major global enterprises."

"We are thrilled to add an executive of Ray Lane's caliber to our board of directors," said Glen Meakem, FreeMarkets CEO and Chairman of the Board. "Ray brings extensive experience from the software industry that will prove invaluable to FreeMarkets."

Mr. Lane currently serves as a general partner of Kleiner Perkins Caufield & Byers and focuses on guiding established businesses to successfully take advantage of new strategic Internet opportunities as well as helping entrepreneurs with organizational development, team building, and managing sales teams. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Lane was President and Chief Operating Officer of Oracle Corporation, the second-largest software company in the world and the leading enterprise software and services company.

During Mr. Lane's eight-year tenure, Oracle exhibited phenomenal sales growth, from approximately $1 billion in 1992 to its current annual revenues of $10.1 billion. Mr. Lane also led Oracle's business expansion beyond its core database technology into enterprise applications and professional services. Additionally, Mr. Lane helped focus Oracle on specific industries, bringing domain and functional expertise to Oracle, and establishing close strategic relationships with industry leaders.

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ABOUT FREEMARKETS

FreeMarkets is the leading B2B Global Marketplace and eSourcing technology provider. FreeMarkets combines its industry-leading technology platform with unparalleled sourcing information, commodity-specific domain knowledge, world-class services and purchasing scale to deliver fast, measurable savings to customers. FreeMarkets has created over 9,200 online markets for more than $14 billion worth of goods and services and created estimated savings of over $2.7 billion for its customers. The FreeMarkets B2B Global Marketplace enables buying organizations to source products from more than 165 supply verticals. More than 9,300 suppliers from over 55 countries have participated in the FreeMarkets B2B Global Marketplace. The Company also operates FreeMarkets Asset Exchange, the leading B2B Global Marketplace for surplus assets and inventory. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets is a registered trademark of FreeMarkets, Inc.


FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

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In addition to the Registration Statement and the Proxy Statement/Prospectus,
FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.